(As filed July 30, 1999)
                                                                File No. 70-9455

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------
                                 Amendment No. 3
                                       to
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                    (FORMERLY INTERSTATE ENERGY CORPORATION)
                         ALLIANT ENERGY RESOURCES, INC.
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------
                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

      Barbara J. Swan, General Counsel          William T. Baker, Jr., Esq.
      Alliant Energy Corporation                Thelen Reid & Priest LLP
      222 West Washington Avenue                40 West 57th Street
      Madison, Wisconsin 53703                  New York, New York 10019

         The Application-Declaration filed in this proceeding on February 18, 1999, as amended by Amendment No. 1, dated April 20, 1999, and Amendment No. 2, dated June 1, 1999, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         1.1.  INTRODUCTION.  Alliant Energy Corporation (formerly Interstate
               ------------
Energy Corporation) ("Alliant") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are Wisconsin Power & Light Company, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities, Inc. (collectively, the "Operating Companies"). Together, the Operating Companies provide public-utility service to approximately 895,000 electric and 378,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

         Alliant's direct non-utility subsidiaries include Alliant Energy Corporate Services, Inc. ("Alliant Services"), a subsidiary service company, and Alliant Energy Resources, Inc. (formerly Heartland Development Corporation) ("AER"), which serves as the holding company for substantially all of Alliant's non-utility investments and subsidiaries. AER owns seven principal direct subsidiaries which engage, directly and indirectly through other subsidiaries, in (i) providing environmental consulting and engineering services, (ii) the development, ownership and management of affordable multi-unit housing properties, (iii) providing various financial services, including the origination and sale of mortgages for tax-advantaged affordable housing, (iv) energy-related businesses, including, among others, the brokering and marketing of electricity and natural gas, gas supply and fuel management services, oil and gas production, steam production and sale, and energy-management services, (v) owning and/or operating foreign utility systems, (vi) transportation, and (vii) management of investments in telecommunications.2

         As used in this Application or Declaration, the term "Non-Utility Subsidiaries" means AER and each of its current and future direct and indirect non-utility subsidiaries, and the term "Subsidiaries" means the Operating Companies, Alliant Services, and any Non-Utility Subsidiaries.

         1.2   ALLIANT'S CURRENT FINANCING AUTHORITY.  Under the terms of the
               -------------------------------------
Merger Order, Alliant is authorized to issue from time to time through December 31, 2001, up to 11 million shares of common stock, $.01 par value per share ("Common Stock") through its dividend reinvestment and stock purchase plan, long-term equity incentive plan and certain other employee benefit plans (the


------------------------

         1     See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856
(April 14, 1998), 66 SEC Docket 2256 (the "Merger Order").

         2     A more complete description of AER's Non-Utility Subsidiaries as of the date of the Merger Order is contained in Appendix A to the Merger Order.

"Stock Plans"). Through December 31, 1998, Alliant has issued and sold 589,008 shares of Common Stock pursuant to the Stock Plans (including shares acquired by Alliant in the open market) for an aggregate offering price of $18.5 million. The Merger Order specifies that Alliant will not use the proceeds of sales of Common Stock pursuant to the Stock Plans to acquire any interest in any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively.

         In addition, by order dated December 18, 1998 (the "Money Pool Order"),3 Alliant and AER are authorized to issue notes and/or commercial paper from time to time through December 31, 2000 and to establish and utilize separate money pools for intrasystem borrowings for Alliant's utility and non-utility subsidiaries, among other requests. Specifically, Alliant is authorized to issue and sell notes and/or commercial paper in an aggregate principal amount at any time outstanding not to exceed $750 million ("Short-term Debt"). Alliant may utilize up to $450 million of the proceeds of such borrowings to make loans through a system money pool to the Operating Companies and Alliant Services, and up to $300 million of such proceeds to fund investments in one or more EWGs and FUCOs. Alliant is also authorized to provide guarantees or other forms of credit support in an amount not to exceed $600 million at any time outstanding on behalf of AER and other Non-Utility Subsidiaries to enable those companies to carry on in the ordinary course of their respective businesses. Under the Money Pool Order, the proceeds of borrowings by AER with respect to which Alliant provides credit support may not be used to acquire interests in any EWG or FUCO.

         1.3   SUMMARY OF REQUESTED APPROVALS.  Alliant and AER herein request
               ------------------------------
approval for a program of external financing, credit support arrangements, and other related proposals for the period through December 31, 2001 ("Authorization Period"), as follows:

         (i)   Alliant requests authority to issue and sell from time to time
               (A) up to 15 million shares of its ("Common Stock") (as such number may hereafter be adjusted during the Authorization Period to reflect any stock split), and (B) up to $400 million principal amount of unsecured debentures having a maturity of up to 40 years (the "Debentures"), provided that the aggregate principal amount of Debentures at any time outstanding when added to the aggregate principal amount of Short-term Debt at any time outstanding, shall not exceed $1.1 billion (the "Alliant Debt Limitation"). Alliant requests that the Commission reserve jurisdiction over the issuance of long-term debt or equity securities by Alliant, other than the Common Stock and Debentures, and represents that it will file a post-effective amendment in this proceeding to supplement the record with respect to any such other securities.


------------------------

         3     See Interstate Energy Corporation, et al., Holding Co. Act
Release No. 26956, 68 SEC Docket 2397.

         (ii) To the extent that such transactions are not exempt under Rule 52(b), AER and other Non-Utility Subsidiaries request authority to issue and sell from time to time during the Authorization Period debt and equity securities in order to finance their operations and future non-utility investments, provided that such future investments are exempt under the Act or rules thereunder or have been authorized in a separate proceeding. The Non-Utility Subsidiaries request the Commission to reserve jurisdiction over the issuance of any such non-exempt securities.

         (iii) Alliant requests authority to provide guarantees and other forms of credit support ("Alliant Guarantees") with respect to the securities or other obligations of any Subsidiary in an aggregate principal or nominal amount not to exceed $600 million at any one time outstanding. The amount of Alliant Guarantees for which authorization is sought herein shall be in addition to the $600 million of credit support Alliant may provide to Non-Utility Subsidiaries in accordance with the Money Pool Order.

         (iv) AER and other Non-Utility Subsidiaries request authority to provide guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") with respect to obligations of other Non-Utility Subsidiaries in an aggregate principal or nominal amount not to exceed $300 million at any one time outstanding, exclusive of any guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

         (v) Alliant and, to the extent not exempt under Rule 52, the Non-Utility Subsidiaries request authority to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

         (vi) Alliant and the Non-Utility Subsidiaries request authority to acquire the equity securities of one or more Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and Financing Subsidiaries request authority to acquire the notes or other evidence of indebtedness of Alliant or any Non-Utility Subsidiary in consideration for the proceeds of external financing by Financing Subsidiaries.

         (vii) Alliant and AER request authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future non-utility subsidiaries, including but not limited to EWGs, FUCOs, companies engaged in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies"

               ("ETCs"), as defined in Section 34 of the Act, provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

         (viii)AER, directly or through one or more Non-Utility Subsidiaries, requests authority to expend up to $125 million to construct or acquire facilities, equipment and other property ("Energy Assets") that are incidental and related to the energy marketing and oil and gas production operations of its subsidiaries, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets, provided that the acquisition and ownership of such Energy Assets would not cause AER or any of its subsidiaries to be or become an "electric utility company" or "gas utility company," as defined in Sections 2(a)(3) and 2(a)(4), respectively.

         (ix) As permitted by Rule 87(b)(1), AER and other Non-Utility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

         (x) AER requests authority on behalf of any current and future Rule 58 Subsidiaries to engage in certain categories of activities permitted thereunder both within and outside the United States.

         (xi) AER and other Non-Utility Subsidiaries request authority to pay dividends out of capital and unearned surplus to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.

         1.4   USE OF PROCEEDS. The proceeds from the financings authorized by
               ---------------
the Commission pursuant to this Application or Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Alliant and its Non-Utility Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, and Rule 58 Subsidiaries, (ii) the repayment, redemption, refunding or purchase by Alliant or any Non-Utility Subsidiary of any of its own securities pursuant to Rule 42, and (iii) financing working capital requirements of Alliant and its Non-Utility Subsidiaries.

         The applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Alliant states that the aggregate amount of proceeds of financing and Alliant Guarantees approved by the Commission in this proceeding, together with proceeds of financing authorized in the Money Pool Order, used to fund investments in EWGs and FUCOs will not, when added to Alliant's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 50% of Alliant's "consolidated retained earnings" (also as defined in Rule 53). Further, Alliant represents that proceeds of financing and Alliant Guarantees and Non-Utility Guarantees utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. Lastly, Alliant represents that it will not seek to recover through higher rates of any of the Operating Companies losses attributable to any operations of its Non-Utility Subsidiaries.

         1.5   DESCRIPTION OF EXTERNAL FINANCING PROGRAM.
               -----------------------------------------

               1.5.1     Alliant Financings.
                         ------------------

               (i)  Common Stock.  Alliant proposes to issue and sell from time
                    ------------
to time during the Authorization Period up to 15 million shares of its Common Stock (as such number may be adjusted for any stock split during the Authorization Period). Alliant may issue and sell Common Stock or options exercisable for Common Stock and issue Common Stock upon the exercise of options. Alliant may also buy back shares of Common Stock or such options during the Authorization Period in accordance with Rule 42.

         Alliant may issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         Specifically, Alliant may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Alliant) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Alliant or through agents designated by Alliant from time to time. If dealers are utilized in the sale of Common Stock, Alliant will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Alliant may grant the underwriters thereof a "green shoe" option permitting the purchase from Alliant at the same price additional shares then being offered solely for the purpose of covering over- allotments.

         Alliant may also issue Common Stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder.

               (ii)  Debentures.  Alliant proposes to issue and sell from time
                     ----------
to time through the Authorization Period up to $400 million principal amount of Debentures in one or more series, provided that the aggregate principal amount of Short-term Debt and Debentures at any time outstanding shall not exceed the Alliant Debt Limitation. The Debentures (a) may be convertible into any other securities of Alliant, (b) will have maturities ranging from one to 40 years,
(c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. In addition, Alliant may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period). The Debentures will be issued under an indenture (the "Indenture") to be entered into between Alliant and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a officer's certificate to be delivered in respect of each separate offering of one or more series of Debentures (each an "Officer's Certificate"). Forms of the Debentures, Indenture and Officer's Certificate are filed as Exhibits B-2, B-3 and B-4 hereto.

         Alliant contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. A form of Purchase Agreement with respect to any private offerings of Debentures through investment banking or underwriting firms is filed as Exhibit B-5 hereto.

         The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Officer's Certificate and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that Alliant will not issue and sell any Debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

         Finally, Alliant undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.4

               (iii)  Other Securities.  In addition to the specific securities
                      ----------------
for which authorization is sought herein, Alliant may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. Alliant requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amount thereof. Alliant also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by Alliant.

               1.5.2     Non-Utility Subsidiary Financings.  AER and its
                         ---------------------------------
subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related, transportation, telecommunications or otherwise functionally-related, non-utility businesses in the Alliant holding company system. In order to finance investments in such competitive businesses, it will be necessary for AER and other Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). AER requests that the Commission reserve jurisdiction over the issuance by any Non-Utility Subsidiary of any other securities with respect to which the exemption under Rule 52(b) would not apply. AER undertakes to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof.

         Any promissory note, bond or other evidence of indebtedness issued by a Non-Utility Subsidiary that is guaranteed as to principal or interest by Alliant (a "Guaranteed Note") shall mature no more than 40 years after the date of issuance thereof and bear interest at a fixed or floating rate which, in the case of a fixed rate, shall be not greater than 300 basis points over the yield to maturity of a United States Treasury obligation having a remaining term approximately equal to the average life of such Guaranteed Note at the time


------------------------

         4     The proposed terms and conditions of the Debentures are
substantially the same as those approved in other cases involving long-term debt securities of registered electric utility holding companies owning secondary gas utility operations. See Cinergy Corp., Holding Co. Act Release No. 26909
(August 21, 1998); New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release
No. 27011 (April 26, 1999).

issued, and, in the case of a floating rate, shall be not greater than 300 basis points over the rate of interest announced publicly by a major money center bank as its base or prime rate. In addition, a Non-Utility Subsidiary may agree to pay a commitment fee not to exceed 1.5% of the average daily unused balance under any committed line of credit and/or maintain compensating balances not to exceed 20% of the amount of any committed line.

         1.6   GUARANTEES.
               ----------

               1.6.1     Alliant Guarantees.  Alliant requests authorization to
                         ------------------
enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Alliant Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. Alliant Guarantees proposed to be provided herein are in addition to guarantees by Alliant authorized in the Money Pool Order. Alliant proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Alliant Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

               1.6.2     Non-Utility Subsidiary Guarantees.  In addition, AER
                         ---------------------------------
and other Non-Utility Subsidiaries request authority to provide to other Non-Utility Subsidiaries guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule
52. The Non-Utility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         1.7   HEDGING TRANSACTIONS.
               --------------------

               1.7.1     Interest Rate Hedges.  Alliant, and to the extent not
                         --------------------
exempt pursuant to Rule 52, the Non-Utility Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

         Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

               1.7.2     Anticipatory Hedges.  In addition , Alliant and the
                         -------------------
Non-Utility Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

         Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Alliant or a Non-Utility Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Alliant or a Non-Utility Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither Alliant nor any Non-Utility Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities. Further, no Anticipatory Hedge position will be outstanding (open) for more than 180 days.

         The applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.5

         1.8   FINANCING SUBSIDIARIES.  Alliant and AER request authority to
               ----------------------
acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt


------------------------

         5 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

activities (including exempt and authorized acquisitions) of Alliant and the Non-Utility Subsidiaries through the issuance of long-term debt or equity securities, including but not limited to monthly income preferred securities, to third parties and the transfer of the proceeds of such financings to Alliant or such Non-Utility Subsidiaries. Alliant may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries. Non-Utility Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on Alliant Guarantees or Non-Utility Subsidiary Guarantees, as the case may be, set forth in Item 1.6.1 or Item 1.6.2, above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Alliant Guarantees or Non-Utility Subsidiary Guarantees, as the case may be. Alliant requests that the Commission reserve jurisdiction over any transfer of proceeds of financing by any Financing Subsidiary to Alliant pending completion of the record.6

         1.9   INTERMEDIATE SUBSIDIARIES.  Alliant and AER propose to acquire,
               -------------------------
directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries.7 To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, Alliant requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered at fair market prices to the extent they qualify for any of the exemptions from the "at cost" standard proposed in Item 1.11, below.


------------------------

         6     The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

         7     Through AER and its subsidiaries, Alliant currently holds
interests in FUCOs operating in New Zealand, China and Brazil, and in two subsidiaries acquired pursuant to Rule 58 that are engaged in providing energy management services and propane-air systems, supplies and related services to interruptible natural gas customers and other large industrial and commercial customers. Alliant does not currently hold an interest in any EWG or ETC.

         There are several legal and business reasons for the use of special-purpose subsidiaries such as the Intermediate Subsidiaries in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Non-Utility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary for Alliant or AER to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Alliant to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

         An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Alliant or AER and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Alliant's exposure to U.S. and foreign taxes; (7) to further insulate Alliant and the Operating Companies from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by Alliant from the Commission; and (3) other available cash resources, including proceeds of securities sales by AER or other Non-Utility Subsidiary pursuant to Rule 52. To the extent that Alliant provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in Alliant's

"aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.8

         1.10 INVESTMENTS IN INCIDENTAL FACILITIES AND OTHER ASSETS. AER and other Non-Utility Subsidiaries request authority to acquire or construct in one or more transactions from time to time through the Authorization Period, non-utility energy assets in the United States, including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to the oil and gas exploration and production and energy marketing, brokering and trading operations of AER's subsidiaries.9 AER requests authorization to invest up to $125 million (the "Investment Limitation") during the Authorization Period in such Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or will consist of such Energy Assets.10 Such Energy Assets (or equity securities of companies owning Energy Assets) may be acquired for cash or in exchange for Common Stock or other securities of Alliant, AER, or other Non-Utility Subsidiary of AER, or any combination of the foregoing. If Common Stock of Alliant is used as consideration in connection with any such acquisition, the market value thereof on the date of issuance will be counted against the proposed Investment Limitation. The stated amount or principal amount of any other securities issued as consideration in any such transaction will also be counted against the Investment Limitation. Under no circumstances will AER or any oil or gas production or marketing subsidiary acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause such companies to be considered an "electric utility company" or "gas utility company" as defined under the Act.

         As this Commission has recognized in American Electric Power Company, Inc., et al., 68 SEC Docket 1251 (November 2, 1998) and SEI Holdings, Inc., 62 SEC Docket 2493 (September 26, 1996) and other decisions, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental and reasonably necessary in its day-to-day operations. For


------------------------

         8     The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries, and for such intermediate companies to provide administrative and development services to such subsidiaries. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

         9     Currently, AER's oil and gas exploration and production
operations are conducted through Whiting Petroleum Corporation ("Whiting") and its subsidiaries and its power and gas marketing operations are conducted through Cargill-Alliant LLC and IEA-HES LLC. The Commission made findings in the Merger Order permitting Alliant's retention of the businesses of these companies and their respective subsidiaries. Subsequent to the merger, the Commission authorized Whiting to acquire additional oil and gas exploration properties. See Interstate Energy Corporation, Holding Co. Act Release No. 26957 (December 22,
1998).

         10    Companies whose physical properties consist of Energy Assets may also be currently engaged in energy (gas or electric or both) marketing activities. To the extent necessary, applicants request authorization to continue such activities in the event they acquire such companies.

example, gas marketers today must be able to offer their customers a variety of value-added, or "bundled," services, such as gas storage and processing, that the interstate pipelines offered prior to FERC Order 636.11 In order to provide such value-added services, many of the leading gas marketers have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the U.S. Similarly, in order to compete with both interstate pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the larger energy marketers today own, directly or through affiliates, substantial physical assets of the type described herein.

         The acquisition of production, gathering, processing, and storage capacity provide energy marketers the opportunity to hedge the price of future supplies of natural gas against changes in demand brought about due to weather, increased usage requirements by end use customers, or other volatilities imposed by the market. Storage and pipeline assets allow energy marketers to "bank" low cost supplies for use during periods of high volatility or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are able to originate tolling or reverse tolling of gas and electric commodities, whereby the payment is made in one or the other commodity. The integration of production, gathering, and storage assets offer energy marketers the opportunity to provide either gas or electric products and services to energy users, at their discretion, depending on user requirements and needs. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer.

         It is the intention of AER to add to the existing base of non-utility, marketing-related, assets held by its subsidiaries as and when market conditions warrant, whether through acquisitions of specific assets or groups of assets that are offered for sale, or by acquiring existing companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, storage, and transportation). Ultimately, it is AER's objective to control a substantial portfolio of Energy Assets that would provide the Alliant system with the flexibility and capacity to compete for sales in all major markets in the United States and, in the future, possibly Canada.

         1.11 SALES OF SERVICES AND GOODS AMONG AER AND OTHER NON-UTILITY SUBSIDIARIES OF ALLIANT. AER and other Non-Utility Subsidiaries propose to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which any of the following circumstances may apply:


------------------------
         11    See FERC Order 636, FERC Stats. & Regs. P.  30,939, "Pipeline
Service Obligations and Revisions to Regulations Governing Self-Implementing Transportation; and Regulation of Natural Gas Pipelines After Partial Wellhead Decontrol," 57 Fed. Reg. 13,270 (April 16, 1992).

         (i) The client company is a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

         (ii) The client company is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Operating Companies;

         (iii) The client company is a "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than an Operating Company) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

         (iv) The client company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Operating Companies; or

         (v) The client company is a Rule 58 Subsidiary or any other Non-Utility Subsidiary that (a) is partially-owned, provided that the ultimate purchaser of such goods or services is not an Operating Company or Alliant Services (or any other entity that Alliant may form whose activities and operations are primarily related to the provision of goods and services to the Operating Companies or Alliant Services), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Non-Utility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.12

         1.12 ACTIVITIES OF RULE 58 SUBSIDIARIES OUTSIDE THE UNITED STATES. AER, on behalf of any current or future Rule 58 Subsidiaries, requests authority to engage in business activities permitted by Rule 58 both within and outside the United States. Such activities include:

         (i) the brokering and marketing of electricity, natural gas and other energy commodities ("Energy Marketing");

         (ii) energy management services ("Energy Management Services"), including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and


------------------------

         12    The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See Entergy Corporation, et al., Holding Co. Act Release No. 27039
(June 22, 1999) and Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

         efficiency audits; facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; and general advice on programs; the design, construction, installation, testing, sales and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, alarm and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems; and

         (iii) engineering, consulting and other technical support services ("Consulting Services") with respect to energy-related businesses, as well as for individuals. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar services.

         AER requests that the Commission (i) reserve jurisdiction over Energy Marketing activities outside the United States and Canada pending completion of the record in this proceeding,13 (ii) authorize AER and its direct and indirect subsidiaries to provide Energy Management Services and Consulting Services anywhere outside the United States,14 and (iii) reserve jurisdiction over other activities of Rule 58 Subsidiaries outside the United States, pending completion of the record.

         1.13  PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS.  AER
               --------------------------------------------------------
also proposes, on behalf of itself and each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.


------------------------

         13    See Southern Energy, Inc., Holding Co. Act Rel. No. 27020
(May 13, 1999) (supplemental order amending prior order to permit registered holding company subsidiary to engage in power and gas marketing activities in Canada and reserving jurisdiction over such activities outside the United States and Canada).

         14    The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined energy management services and technical consulting services to customers both within and outside the United States. See Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (March 25, 1996); and Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997).

         AER anticipates that there will be situations in which it or one or more Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if AER (directly or indirectly through an Intermediate Subsidiary) purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to AER for possible distribution to Alliant.15

         Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

         Further, there may be periods during which unrestricted cash available for distribution by AER or another Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

         Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

         AER, on behalf of itself and each current and future non-exempt Non-Utility Subsidiary represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. AER also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.


------------------------

         15    The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Alliant or AER would normally desire a return of some or all of the funds invested.

         1.15  CERTIFICATES OF NOTIFICATION.  It is proposed that, with respect
               ----------------------------
to Alliant, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Alliant. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur.

         The Rule 24 certificates will contain the following information for the reporting period:

               (a) The sales of any Common Stock by Alliant and the purchase price per share and the market price per share at the date of the agreement of sale;

               (b) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Alliant's benefit plans or otherwise;

               (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

               (d) The name of the guarantor and of the beneficiary of any Guaranteed Note, Alliant Guarantee or Non-Utility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

               (e) The amount and terms of any Debentures issued during the quarter;

               (f) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter that are not exempt under Rule 52;

               (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

               (h) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

               (i) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

               (j) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Alliant, that has engaged in financing transactions during the quarter.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000. The above fees do not include underwriting fees and all other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         3.1 GENERAL. Sections 6(a) and 7 of the Act are applicable to the issuance and sale of Common Stock and Debentures by Alliant and to the issuance and sale of securities by Non-Utility Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Alliant Guarantees and to Non-Utility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are also applicable to Alliant's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary, the acquisition of Energy Assets or the securities of companies substantially all of whose assets consist of Energy Assets, and the activities of Rule 58 Subsidiaries outside the United States. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Non-Utility Subsidiary. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Non-Utility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable.

         3.2 COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

         Rule 53(a)(1): Currently, Alliant's "aggregate investment" in EWGs and FUCOs is approximately $110,000,000, or approximately 20.3% of Alliant's "consolidated retained earnings" for the four quarters ended March 31, 1999 ($541,478,000).

         Rule 53(a)(2): Alliant will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Alliant will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

         Rule 53(a)(3): No more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

         Rule 53(a)(4): Alliant will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Alliant's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies.

         In addition, Alliant states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


ITEM 4.  REGULATORY APPROVALS.
         --------------------

         No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.


ITEM 5.  PROCEDURE.
         ---------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The applicants request that the Commission's Order be issued as soon as the rules allow, and in any event not later than August 15, 1999, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment

Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         A.    EXHIBITS.
               ---------

               A    None.

               B-1 Form of Standard Underwriting Agreement - Common Stock. (incorporated by reference to Exhibit 1 to the Registration Statement on Form S-3 filed by WPL Holdings, Inc. on
                    April 2, 1993) (File No. 33- 59972).

               B-2  Form of Debentures.

               B-3  Form of Debenture Indenture.

               B-4  Form of Officer's Certificate.

               B-5  Form of Debenture Purchase Agreement.

               F    Opinion of Counsel.

               G    Financial Data Schedule (incorporated by reference to
                    Exhibit 27 to the Quarterly Report on Form 10-Q of Alliant for the period ended March 31, 1999) (File No. 1-9894).

               H    Proposed Form of Federal Register Notice.

         B.    FINANCIAL STATEMENTS.
               --------------------

               1.1 Balance Sheet of Alliant and consolidated subsidiaries, as of March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant for the period ended March 31, 1999) (File No. 1-9894).

               1.2 Statements of Income of Alliant and consolidated subsidiaries for the period ended March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant for the period ended March 31, 1999) (File No. 1-9894).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                       ALLIANT ENERGY CORPORATION



                                       By:  /s/ Erroll B. Davis, Jr
                                            ------------------------------------
                                            Name:  Erroll B. Davis, Jr.
                                            Title: President and Chief Executive
                                            Officer


                                       ALLIANT ENERGY RESOURCES, INC.



                                       By:  /s/ James E. Hoffman
                                            ------------------------------------
                                            Name:  James E. Hoffman
                                            Title: President



Date:    July 30, 1999